

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoran Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

> **Re:    Freeport-McMoran Copper & Gold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 1-11307-01**

Dear Mr. Adkerson:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.      Please file all material contracts as exhibits. In this regard, it does not appear that you have filed the joint venture contract with Rio Tinto, referenced on page 14, and the contract with Atlantic Copper, referenced on page 38.

2.      We note that you are undergoing discussions with the Congolese government regarding the terms of the mining contract for the Tenke Fungurume concession.

Please provide updates on the status of such discussions in future filings and, to the extent a resolution has been reached, please discuss the terms of the resolution.

Business and Properties

Sales and Competition, page 37

3.      Please disclose whether any of your customers accounted for more than 10% of your revenues.  If so, please identify such customers, indicating the percentage of revenues they accounted for.  Also file as exhibits the sales contracts with those customers.

4.      Except for your brief discussion of the competitive conditions in the molybdenum market, it does not appear that you have provided a substantive discussion regarding the competitive conditions in your industry.  Please provide the information required by Item 101(c)(x) of Regulation S-K.

Labor Matters, page 41

5.      We note that some of the union agreements have already lapsed.  In future filings, please discuss whether you renewed the agreements or describe any alternative arrangements.

Risk Factors

"In addition to compliance with…," page 53

6.      We refer you to the discussion in Note 15 of the financial statements regarding your exposure to environmental contingencies and assumption of approximately $1.3 billion in environmental obligations in connection with the acquisition of Phelps Dodge.  Similar to the disclosure in Note 15, in future filings revise your risk factor disclosure to quantify the estimated dollar amount of exposure to environmental obligations, the dollar amount of reserves that you have established in connection with such obligations and the adequacy of the dollar amounts established.

Our holding company structure may impact your ability to receive dividends, page 59

7.      We note your disclosure that "…our subsidiaries may not be able to, or be permitted to, make distributions to enable us to repay our indebtedness or pay dividends" and that "… under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries."  Please tell

us if you have considered the requirements of Rule 5-04 of Regulation S-X to provide audited parent-only condensed financial statements.

Selected Financial Data, page 66

8.      Within your table of selected financial and operating data on page 67, we note you include Phelps Dodge pre-acquisition results for comparative purposes.  Please explain why you believe your presentation of such results is consistent with Item 301 of Regulation S-K, or other related guidance.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Results of Operations

Mining Operations, page 85

9.      Within your discussion of North American and South American mining operations you explain that such discussions cover the full twelve month periods ended December 31, 2007, 2006, and 2005, including periods prior to your acquisition of these operations.  Please refer to the guidance found in Item 303 of Regulation S-K or otherwise advise us of the guidance you are relying upon for your presentation.  Please contact us to discuss at your earliest convenience.

This comment is also applicable to your Form 10-Q for the Quarterly Period Ended March 31, 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2008

General

10.     We note your disclosure on page 35 indicating that there was a significant decrease in the amount of gold produced during the quarter ended March 31, 2008, compared to the quarter ended March 31, 2007, as a result of mining in sections with lower ore grade.  Given the significant decrease in your gold production, it appears that detailed risk factor and MD&A disclosure may be warranted.  Please discuss the risks associated with the likelihood of the company encountering additional lower ore grade sections resulting in further decreases in your gold production and discuss any related known trends.

Notes to Consolidated Financial Statements (Unaudited)

Note 10 Business Segments, page 12

11.     Please provide us with a schedule that identifies the reporting units and the amount
        of goodwill assigned to each reporting unit relating to your Phelps Dodge
        acquisition pursuant to SFAS 142 paragraph 34.


Schedule 14A

Compensation Discussion & Analysis, page 16

The Committee's Considerations, page 24

12.     In future filings, please revise to further clarify where your company ranks relative
        to the comparator group of companies with respect to total compensation paid or
        elements of compensation.  For example, while we note your disclosure stating that
        you do not target a specific percentile, please disclose the percentile where actual
        compensation paid to executives falls vis-à-vis the comparator group in a given
        year.


Closing Comments

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.


        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters.  Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Melissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director